RELIABILITY INCORPORATED
410 Park Avenue, 15th floor
New York, New York 10022

VIA EDGAR

October 15, 2012

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Reliability Incorporated
Form 10-K for the year ended December 31, 2011
Filed March 7, 2012
File No. 000-07092

Dear Mr. Vaughn:

This letter is in response to the comment contained in the Staff’s letter dated October 4, 2012 to Reliability Incorporated (the “Company”).  References in this letter to “we”, “our” or “us” refer to the Company.

Form 10-K for the Year Ended December 31, 2011

Item 9A(T). Controls and Procedures, page 6

1.           We note your disclosures that the evaluation of your disclosure controls and procedures and your internal control over financial reporting was carried out by just your Chief Executive Officer.  We further note that the certification filed pursuant to Item 601(b)(31) of Regulation S-K consists of only certification from your Chief Executive Officer.  Items 307 and 308 of Regulation S-K require the evaluation of your disclosure controls and procedures and your internal control over financial reporting to be carried out by both your principal executive and principal financial officers.  Further, Item 601(b)(31) of Regulation S-K requires certifications from each of your principal executive and principal financial officers.  Please explain to us how you have compiled with these requirements.  Discuss how you have evaluated who is your principal financial officer.  In this regard, we note your disclosures on page 7 that Mr. Greggory Schneider is your Chief Financial Officer.  In this regard, we also note that Mr. Schneider has signed the certification required by Item 601(b)(32) of Regulation S-K.

COMPANY RESPONSE:  As a result of a clerical error, we now realize that we mistakenly failed to disclose that the evaluation of our disclosure controls and procedures and our internal control over financial reporting was carried out by our Principal Financial Officer in addition to our Principal Executive Officer, and that we also failed to include the certification of our Principal Financial Officer.  We are filing concurrently herewith Form 10-K/A which includes revised language in Item 9A and includes the appropriate certifications.   Our Chief Financial Officer (Greggory Schneider) is our Principal Financial Officer.  He became our Chief Financial Officer as of March 30, 2009 as reported in our Schedule 14F Information Statement filed on April 9, 2009.

The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned, or to David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

RELIABILITY INCORPORATED

/s/ Jay Gottlieb
Jay Gottlieb
President